1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 30, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Press release on 2021/7/30:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Second Quarter of 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Second Quarter of 2021

TAIPEI, Taiwan, R.O.C. July 30, 2021 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the second quarter of 2021. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Second Quarter 2021 Financial Highlights

-	Total revenue increased by 3.8% to NT$ 49.60 billion.
-	Mobile communications revenue increased by 3.2% to NT$ 21.77 billion.
-	Internet revenue increased by 4.8% to NT$ 7.79 billion.
-	Domestic fixed communications revenue decreased by 0.5% to NT$ 15.61 billion.
-	International fixed communications revenue decreased by 0.4% to NT$ 2.17 billion.
-	Total operating costs and expenses increased by 3.2% to NT$ 38.37 billion.
-	Net income attributable to stockholders of the parent increased by 4.1% to NT$ 8.93 billion.
-	Basic earnings per share (EPS) was NT$1.15.

“We are pleased with Chunghwa’s remarkable achievements in the second quarter,” said Mr. Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom. “We maintained our leading market position in the mobile business sector, and I would like to express my personal gratitude to all of our employees navigating the challenging operating environment in the quarter. Our accumulated number of 5G sign-ups exceeded 1 million at the end of the quarter, ahead of schedule, and we expect to reach 2 million sign-ups by the end of this year. To upgrade the quality of 5G services, we accelerated our 5G deployment and accumulated more than 8,000 base stations by quarter end, expecting to approach 12,000 base stations by the end of this year. Moreover, we are proud to have won the distinction of “Fastest 5G” and “Best Mobile Coverage” in Q1-Q2 2021, according to the Taiwan 5G Speedtest AwardTM report in July. Given our significant progress in 5G adoption and development, as well as market approval and endorsement, we are optimistic about our growth and strive to maintain our leading status in Taiwan’s mobile market.”

“The trends that fueled our growth during the quarter, such as “work from anywhere”, “video everywhere”, and the democratization of content creation, have all accelerated. As customer demands continue to grow and our market opportunities expand, we are delighted to see an ongoing increase in fixed broadband services, as subscriber numbers for our MOD/IPTV platform and Hami video continued to grow. In July, we broadcasted the Tokyo Olympic Games with 4K quality on the MOD platform and exclusively delivered the first-ever VR simulation on Hami Video. In addition, overall ICT project revenue in the second quarter continued to increase. We will continue to enhance our ICT technology capabilities to cater to more emerging digital opportunities and remain selective to further increase project profit margin.”

Mr. Sheih concluded, “Looking ahead, we will continue to invest in our capabilities, improve the quality of our product and service offerings, and accelerate innovation, as we address the changing needs of our clients.”

Revenue

Chunghwa Telecom’s total revenues for the second quarter of 2021 increased by 3.8% to NT$ 49.60 billion.

Mobile communications revenue for the second quarter of 2021 increased by 3.2% to NT$ 21.77 billion. This was mainly due to the increase in handset sales revenue as well as mobile service revenue.

Internet business revenue for the second quarter of 2021 increased by 4.8% year over year to NT$ 7.79 billion.

Domestic fixed revenue for the second quarter of 2021 decreased by 0.5% year over year to NT$ 15.61 billion, mainly due to the decrease of local and DLD service revenue primarily driven by the increased mobile and VoIP substitution, which was offset by the increase of broadband access revenue.

International fixed communications revenue decreased by 0.4% to NT$ 2.17 billion.

Operating Costs and Expenses

Total operating costs and expenses for the second quarter of 2021 increased by 3.2 % year over year to NT$ 38.37 billion, mainly due to the increase of amortization expense of 5G concession fees.

Operating Income and Net Income

Income from operations for the second quarter of 2021 increased by 5.9 % to NT$ 11.23 billion. The operating margin was 22.6%, as compared to 22.2 % in the same period of 2020. Net income attributable to stockholders of the parent increased by 4.1% to NT$ 8.93 billion. Basic earnings per share was NT$1.15.

Cash Flow and EBITDA

Cash flow from operating activities for the second quarter of 2021 increased by 36.1 % year over year to NT$ 17.90 billion, mainly due to an increase in the collection of accounts receivable and a decrease in the payment of accounts payable.

Cash and cash equivalents, as of June 30th, 2021, increased by 67.8 % to NT$ 32.14 billion as compared to that as of June 30th, 2020. The increase was primarily attributable to the issuance of corporate bonds and an increase of cash flows from operating activities.

EBITDA for the second quarter of 2021 increased by 7.3 % to NT$ 20.78 billion. EBITDA margin was 41.89%, as compared to 40.52% in the same period of 2020.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of June 30th, 2021, the number of FTTx subscribers reached 3.65 million, accounting for 83.8% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 12.0% year over year, reaching 1.87 million, while the number of subscribers signing up for speeds of 300Mbps or higher increased by 52.5% year over year.

HiNet broadband subscribers remained flat year over year at 3.60 million as of June 30th, 2021.

Mobile

As of June 30th, 2021, Chunghwa Telecom had 11.49 million mobile subscribers, representing a 3.7 % year-over-year increase.

Fixed line

As of June 30th, 2021, the Company maintained its leading position in the fixed-line market, with a total of 9.79 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs,

Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

∎	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
∎

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Angela Tsai

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw